ACCESSORY SPECIALISTS, INC.

770 E. Warm Springs Rd., Suite 250

Las Vegas, Nevada 89119

January 26, 2007

Tia L. Jenkins

Senior Assistant Chief Account

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

Dear Ms. Jenkins:

This correspondence is in response to your letter dated January 26, 2007 in reference to our filing of Amendment No. 2 to Form 10-KSB/A for the Fiscal Year Ended December, Amendment No. 2 to Form 10-QSB for the Fiscal Quarter ended March 31, 2006 filed on September 21, 2006 and Form 10-QSB for the Fiscal Quarter Ended June 30, 2006 filed on August 8, 2006 on behalf of Accessory Specialists, Inc., your File No. 0-29353.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Anthony N. DeMint

Anthony N. DeMint

President